Exhibit 99.2

EXCERPTS FROM PRELIMINARY FINANCING MATERIALS

As used in these excerpts, unless otherwise indicated or the context otherwise requires,

•	the terms “we,” “us,” “our,” “Intelsat,” and the “Company” refer to Intelsat S.A. and its currently existing subsidiaries on a consolidated basis,

•	the term “Intelsat S.A.” refers to Intelsat S.A. and not to any of its subsidiaries,

•	the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary and the direct parent of Intelsat Jackson, and not to any of its subsidiaries,

•	the terms “Intelsat Jackson” and “Issuer” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the term “Intelsat Investment Holdings” refers to Intelsat Investment Holdings S.à r.l., Intelsat S.A.’s direct wholly-owned subsidiary, and not to any of its subsidiaries,

•	the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat Investment Holdings’ direct wholly-owned subsidiary, and not to any of its subsidiaries,

•	the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holdings’ direct wholly-owned subsidiary, and not to any of its subsidiaries, and

•	all references to transponder capacity or demand refer to transponder capacity or demand in the C-band, Ka-band and Ku-band only,

The excerpts should be read together with Intelsat S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 filed on February 28, 2017 (referred to as the “Annual Report”) and Intelsat S.A.’s Report on Form 6-K furnishing the quarterly report for the quarter ended March 31, 2017 submitted on April 27, 2017 (referred to as the “Quarterly Report”). You should not assume that the information set forth in the excerpts is accurate as of any date other than June 19, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Offering Memorandum and the documents incorporated herein by reference constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Offering Memorandum, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that the growing worldwide demand for reliable broadband connectivity everywhere at all times, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that the new and differentiated capacity of our next generation Intelsat EpicNG satellites will provide inventory to help offset recent trends of pricing pressure in our network services business; our outlook that the increased volume of services provided by our Intelsat EpicNG fleet is expected to stabilize business activity in the network services sector; our expectation that over time new demand for capacity to support the new 4K format, also known as ultra-high definition, could compensate for reductions in demand related to use of new compression technologies in our media business; our expectation that our investment in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our belief that the continued deployment of our next generation capacity in 2017 will increase opportunity to capture growth from new applications and meet the demand for evolving customer requirements; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our next generation investment strategy, which includes the deployment of space and terrestrial network elements, will allow us to deliver high performance bandwidth while improving unit costs through efficiency and simplified access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis as well as other mobility applications; our belief that our investment in Phasor will result in antenna technology that has a form factor to support broadband communications for the business jet sector that will enhance the transformation of our capabilities; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns generated by our assets by developing and managing our capacity in a disciplined and efficient manner; our projection that our government business will benefit from the increasing demands for mobility services from the U.S. government for aeronautical and ground mobile requirements; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; our intent to consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio; our belief that developing differentiated services and investing in new technology will allow us to unlock opportunities that are essential, but have been slow to develop due to cost and/or technology challenges; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risks of future anomalies occurring on our satellites; our plans for satellite launches in the near-term; our expected capital expenditures in 2017 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

The forward-looking statements made in this Offering Memorandum and the documents incorporated herein by reference reflect our intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in this Offering Memorandum and the documents incorporated by reference, the political, economic and legal conditions in the markets we are targeting for communications services or in which each of us operates and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from historical results or developments or the forward-looking statements made in this Offering Memorandum include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in “Risk Factors.”

Although Intelsat believes that the expectations reflected in the forward-looking statements are reasonable based on information available to management at the time such statements were made, Intelsat cannot guarantee future results, level of activity, performance or achievements. Because actual results could differ materially from those intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Offering Memorandum and to view all forward-looking statements made in this Offering Memorandum with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HARRIS

TIM

KYMETA

gogo

MARLINK
Connect smarter. Anywhere.

DISA

INTELSAT

11
Sources:  Government -
NSR Global Satellite Capacity Supply & Demand Forecast, 13th edition (July 2016); Corporate Networks -
NSR VSAT and Broadband Satellite Markets, 14th edition (November 2015);
Wireless Networks -
NSR Wireless Backhaul via Satellite, 10th edition (March 2016); Aero -
NSR Aeronautical Satcom Markets, 4th edition (April 2016); Maritime -
NSR Maritime Services Market, 4th edition
(June 2016); M2M is from the NSR M2M and IoT via Satellite, 6th Edition (October 2016).
Notes:
M2M = Machine to Machine; IoT
and M2M market is a future opportunity for Intelsat.
* Intelsat
Broadband
revenues
do
not
include
Trunking
and
telephony.
Intelsat
Mobility
revenues
do
not
include
Terrestrial
Mobility.
Attractive Growth Profile of Intelsat Epic
NG
Targeted Applications
Intelsat
Industry
/
(Forecast)
($ in millions)
2021
$2,850
2016
$2,280
2021
$706
2016
$1,212
2016
$1,437
2021
$1,992
MSS
$111
$475
2016
2021
2021
$579
2016
$363
$1,694
$1,092
2021
$ 422
2016
Broadband*
By 2021, Approximately $2.8 Billion of Potential Incremental Revenues Forecasted For Target Applications
Mobility*
Various
2016 Intelsat Share:
Industry Revenue
Forecast:
Industry CAGR:
Intelsat Services:
IntelsatOne® Flex:
Corporate Networks
+5%
21%
Cellular Backhaul
+11%
26%
IoT /
M2M
+7%
1%
Aero
+34%
44%
Maritime
+10%
28%
Government
+9%
39%
Contracted
Customers:
$49
$181
$102
$476
NSR (wholesale+services)
•
Innovative, Smaller, More Capable And Cost-Effective New Ground and Antenna Technologies Provide Access to Next-Generation Satellite
Applications in High Growth Sectors –
direct investment in Kymeta in Q1 17

21
As of 3/31/2017*
Continued Revenue Visibility and
High Operating Margins
$M
$8.5B Backlog
3.9x Backlog/LTM 1Q17 Revenue
~5 Years Weighted Average Backlog
Life at 12/31/2016
Historically, ~80% of Revenue has been Contracted at the Beginning of Any Given Year
Revenue and AEBITDA Margin
*Unless otherwise noted, based upon contracted backlog as of March 31, 2017.
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
-
500
1,000
1,500
2,000
2,500
3,000
2012
2013
2014
2015
2016
Pre-contracted revenue at start of year
New/renewal revenue
AEBITDA Margin %
$2,610
$2,604
$2,472
$2,353
$2,188

Recent Developments

Termination of Intelsat Jackson Revolver

On June 6, 2017, Intelsat Jackson terminated all commitments under its revolving credit facility under the Intelsat Jackson Secured Credit Agreement.

Second Quarter 2017 Expectations

For the quarter ending June 30, 2017, our revenue is expected to range from $528 million to $535 million, reflecting, among other things, reduced revenue following the previously announced loss of a government contract, and slower new business ramp. Our Adjusted EBITDA margin is expected to range from 75.5% to 76.5%; achievement of the high end of the range is dependent upon the outcome of certain customer negotiations, timing of which is unclear.

The foregoing information is preliminary and reflects Intelsat’s outlook only as of the date hereof. Such information is inherently uncertain and subject to change. Intelsat undertakes no obligation to update this information. Intelsat’s preliminary results or forecasted results may differ from actual results. Actual results remain subject to the completion of management’s final review, as well as review by Intelsat’s registered independent public accounting firm. Intelsat’s registered independent public accounting firm does not assume any responsibility for the accuracy of this information and is not providing any opinion or other assurance with respect to these preliminary or forecasted results. Intelsat does not, as a matter of course, make public preliminary or forecasted results for quarterly periods, and Intelsat does not anticipate that it will do so in the future. Intelsat disclaims any obligation to furnish updated disclosures to reflect any changed circumstances. Investors should exercise caution in relying on this information.

Termination of OneWeb Combination Agreement and SoftBank Share Purchase Agreement

On February 28, 2017, Intelsat entered into a combination agreement (as amended on May 17, 2017, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), which provided for a combination of the businesses of Intelsat and OneWeb pursuant to a merger (the “OneWeb Combination”), and Intelsat entered into a share purchase agreement (as amended on May 17, 2017, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), which provided for a cash investment by SoftBank in exchange for shares of Intelsat (the “SoftBank Investment” and, together with the OneWeb Combination, the “OneWeb/SoftBank Transactions”). The completion of the OneWeb/SoftBank Transactions was conditioned on the successful completion of debt exchange offers for certain outstanding notes of Intelsat Jackson, Intelsat Luxembourg and ICF, on terms such that Intelsat would comply with a specified pro forma interest expense coverage ratio (the “Exchange Offer Condition”). The parties to the Combination Agreement and Share Purchase Agreement were entitled to terminate such agreements and the OneWeb/SoftBank Transactions if sufficient tenders by bondholders in such debt exchange offers to satisfy the Exchange Offer Condition were not obtained by June 2, 2017.

On June 1, 2017, Intelsat announced that the debt exchange offers by Intelsat Jackson, Intelsat Luxembourg and ICF for certain of their outstanding notes had expired without sufficient tenders having been received, and accordingly that such debt exchange offers had been terminated. On June 2, 2017, Intelsat received termination notices from OneWeb and SoftBank terminating the Combination Agreement and Share Purchase Agreement, respectively, and consequently terminating the OneWeb/Softbank Transactions.

On June 12, 2017, legal counsel purporting to represent a group of bondholders (the “Lux Ad Hoc Group”) holding approximately 51% of the aggregate outstanding 7.75% senior notes due 2021 and 8.125% senior notes due 2023 issued by Intelsat Luxembourg (not including such notes held by ICF) (the “Lux Notes”), sent a letter to SoftBank, which SoftBank forwarded to Intelsat. The letter suggests terms on which the members of the Lux Ad Hoc Group would be willing to participate in an exchange of their Lux Notes in connection with a transaction among OneWeb, SoftBank and Intelsat.

Intelsat did not engage in any negotiations with any members of the Lux Ad Hoc Group or their advisors in response to the letter, and Intelsat has been informed by SoftBank and OneWeb that neither SoftBank nor OneWeb engaged in any negotiations with any members of the Lux Ad Hoc Group or their advisors in response to the letter. As of the date of this Offering Memorandum, there are no negotiations between Intelsat, on the one hand, and SoftBank, OneWeb or the members of the Lux Ad Hoc Group, or any other holders of outstanding notes issued by Intelsat Jackson, Intelsat Luxembourg or ICF, on the other hand, or to Intelsat’s knowledge, between Softbank or OneWeb, on the one hand, and the members of the Lux Ad Hoc Group, or any other holders of outstanding notes issued by Intelsat Jackson, Intelsat Luxembourg or ICF, on the other hand, with respect to the Lux Ad Hoc Group’s proposal or otherwise regarding the pursuit of the OneWeb/SoftBank Transactions.